Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Jupiter Telecommunications Co., Ltd. and Subsidiaries:

We consent to the incorporation by reference in this registration statement on Form S-8 of Liberty Global, Inc., of our report dated February 14, 2005, with respect to the consolidated balance sheets of Jupiter Telecommunications Co., Ltd. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2004, which report appears in the December 31, 2005 annual report on Form 10-K/A (Amendment No. 1) of Liberty Global, Inc.

KPMG AZSA & CO.

Tokyo, Japan

January 17, 2007